UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CLEARONE, INC.
(Exact name of registrant as specified in its charter)

Utah	001-33660	87-0398877
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. employer identification number)

5225 Wiley Post Way, Suite 500, Salt Lake City, Utah		84116
(Address of principal executive offices)		(Zip Code)

Narsi Narayanan, Senior Vice President of Finance
(801) 975-7200
(Name and Telephone Number, Including Area Code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

 [x]    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

Company Overview

ClearOne, Inc. (ClearOne) is a global company that designs, develops and sells conferencing, collaboration, streaming and digital signage solutions for voice and visual communications.

Conflict Minerals Disclosure

ClearOne has concluded that products it manufactures or contracts to manufacture contain conflict minerals, defined by Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“the Act”) as gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives which are limited to tantalum, tin and tungsten. As a result of such conclusion, ClearOne conducted a reasonable country of origin inquiry designed to determine if the conflict minerals in its products originated in the Democratic Republic of Congo ("DRC") or the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (an "Adjoining Country") or are from recycled or scrap resources. Based on this reasonable country of origin inquiry, ClearOne has concluded that a portion of its products contain conflict minerals, that originated from the DRC or an Adjoining Country that may not be solely from recycled or scrap sources, and has concluded in good faith that such conflict minerals are "DRC conflict undeterminable". A description of the Company’s reasonable country of origin inquiry to determine whether any necessary conflict minerals in the Company’s products originated in the DRC or an Adjoining Country, the due diligence performed and ClearOne’s determinations are included in the Conflict Minerals Report, which is attached to this Form SD as Exhibit 1.01.

A copy of ClearOne’s Conflict Minerals Report is also publicly available on ClearOne’s website at:
http://investors.clearone.com/sec.cfm

 Item 1.02 Exhibit.

A copy of the Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 and is incorporated by reference.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ClearOne, Inc., (Registrant)

May 24, 2016	By:	/s/ Zeynep Hakimoglu
Zeynep Hakimoglu Chief Executive Officer (Principal Executive Officer)